ISSUED ON BEHALF OF RELX PLC

    RELX PLC - Designation of EU Home Member State for regulatory purposes

4 January 2021

As a result of its ordinary shares being listed on the Euronext Amsterdam Stock Exchange, following the exit of the United Kingdom from the European Union at the end of the transition period (31 December 2020), RELX PLC (the “Company”) is required to designate an EU Home Member State for the purposes of the EU Transparency Directive (Directive 2004/109/EC, as amended). This will be the Netherlands. The Company’s securities listings (London, Euronext Amsterdam and New York Stock Exchanges), as well as its current UK domicile for corporate and tax purposes, all remain unchanged.

As a consequence, in addition to the regulatory filings the Company currently makes, RELX PLC will now also file certain regulatory information with the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten, or AFM) in accordance with applicable EU and Dutch law. Major shareholders will have to report substantial holdings in RELX PLC to the AFM in accordance with applicable Dutch law, in addition to their ongoing disclosure obligations under the UK’s Disclosure and Transparency Rules.

The total number of issued shares in RELX PLC as at 31 December 2020 is 1,982,299,312 and this figure may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in RELX PLC to the AFM.

Enquiries

Colin Tennant (Investors)

Tel : +44 (0)20 7166 5751

Paul Abrahams (Media)

Tel : +44 (0)20 7166 5724